EXHIBIT-4.9
                                 LOAN COMMITMENT
Dear Sirs,

We refer to the discussions held with you and are pleased to confirm that the banks mentioned below have agreed to grant to Haleko, Hanseatisches Lebensmittel Kontor GmbH & Co. OHG Hamburg through a bank syndicate led by Deutsche Bank AG in Hamburg a credit line for working capital totaling

                                  DM 30,000,000
                   (IN WORDS DEUTSCHE MARK THIRTY MILLIONS)

This confirmation is valid for the time being until July 31, 2000.

The granting of the credit line is based on the "Allgemeinen
Geschaftsbedingungen AGB) of Deutsche Bank AG which you find enclosed to this letter, these conditions are also applicable for the other banks in the syndicate.

In addition, the following rules and conditions are valid:

PURPOSE The credit line serves as the financing of operating expenses. The credit line can be utilized either as cash, "guarantee/surety credit", discounted notes or as letters of credit.

DRAWS       According to the need as per conditions of the credit agreement.

BOOKING     Through the current accounts of the banks.

COLLATERAL  The following serves as collateral for the credit line:

            A) Blanket assignment of trade receivables (contract of 2.2./3.2.95); additional assignment of claims of trade receivables (credit) insurance from "Zurich Kautions- und Kreditversicherungs AG (contract of 5.5.98).

            B)    Inventories contained in the:

                  o     warehouse of Haleko in Bleckede

                  o     warehouse of HTS

                  o warehouse of Burgmer Lager and Transportservice GmbH in Herten/Westfalen.

            C) Pos./Negative declaration for all other inventories which the company has in its warehouse under consignment.

These collateral agreements will be administrated in accordance with the collateral syndicate contract of July 22, 1999. Details will be set in the collateral agreement.

INTEREST RATE     6.25 % until further notification

The percentage participations by the syndicated banks are as follows:

BANK

DEUTSCHE BANK AG HAMBURG                        66.67 %    (DM 20,000,000)
BERENBERG BANK, JOH. BERENBERG, GOSSLER & CO.   33,33 %    (DM 10,000,000)
                                               --------------------------
                                               100,00 %    (DM 30,000,000)

For the Deutsche Bank portion a short-term special financing of DM 8,000,000 (including a spread of DM 160,000 for an interest swap) is calculated.

The bank syndicate grants the funds in accordance with the above mentioned participations at its own expense. Joint and several liability is not applicable; every bank only grants funds according to its own participation and is only liable for this amount. The formation of a joint venture is not allowed. In addition to its participation in the credit line for operation the Deutsche Bank Hamburg grants several long-term redemption loans totaling DM 3,700,000 for which you have already obtained separate loan commitments. In addition, Deutsche Bank Hamburg agrees principally to finance the warehouse extension in Bleckede with an additional redemption loan (terms and conditions still to be set) totaling DM 1,800,000.

For the long-term redemption loans the following collateral arrangements were agreed to:

o Mortgage totaling DM 8,355,000 of the company properties "Bahnhofstra(beTA)e 8 " and "Topferdamm". DM 2,000,000 of this amount is for a mortgage owed to Frankfurter Hypothekenbank AG of which we have received a waiver of the right to refix the value/availability date as well as a trust agreement.
o Positive/Negative declaration for machinery as well as technical and office equipment in Bleckede dated May 28, 1996.
o Parent's guarantee of future funding (Letter of support) from WNI in SLC of 17.3.99.

Secondary liability against collateral relating to special agreements and/or the AGB of Deutsche Bank remains hereby intact.

For the credit line granted by the bank syndicate, as well as for the long-term redemption loans granted by the syndicate leader, the following additional conditions were mutually agreed to:

1. You will take care during the credit term that shareholder's equity of a minimum of 20 % of the balance sheet total of Haleko, Hanseatisches Lebensmittel Kontor GmbH & Co. OHG as well as Haleko group are maintained. Shareholder's equity includes: Subscribed capital + Paid-in capital/other capital +/- retained earnings +/- net income/loss for the year + subordinated shareholders loans of less intangible assets (e.g. good will) less accounts receivables due to other subsidiaries that have incurred losses in prior years and/or showed a negative shareholder's equity.


2. It was mutually agreed that the accounts receivables owed by Haleko, Hanseatisches Lebensmittel Kontor GmbH & Co. OHG to its subsidiaries will not exceed 30 % or prior years sales of the subsidiaries.

3. The current economical development of your company as well as its subsidiaries is to be reported to the bank syndicate via monthly financial statements.

4. We would furthermore appreciate the timely submission to the syndicate banks your cash flow/liquidity budget before the loan commitment takes effect.

This letter replaces the loan commitment of Deutsche Bank AG Hamburg of December 21,1998.

Best regards

                    COLLATERAL ARRANGEMENTS CONTAINED IN THE
                               SYNDICATE CONTRACT

between                 1. Deutsche Bank (syndicate leader)
                        2. Berenberg Bank

in the following called "Bankers" or "Bank" the following agreement is signed:

SS. 1   CREDITS

(1) The banks are connected in business with Haleko, Hanseatisches Lebensmittel Kontor GmbH & Co. OHG, Hamburg (called: company) and each have granted in this contract the credit lines indicated below:


1.    Deutsche Bank           DM 20,000,000           66,67 %
2.    Berenberg Bank          DM 10,000,000           33,37 %
                              -------------           -------
                              DM 30,000,000           100   %

(2) These credit lines are for funding company operations and can be used alternatively for cash expenses, surety credit and/or discount notes and/or letters of credit.

(3) The company can utilize the credit line and credits at its own discretion. The amounts are directly owed to each bank separately.

(4) The banks are jointly engaged to maintain the credit lines during the length of the credit contract including any extensions, and to reduce or terminate only by agreement between themselves. This is not valid for loans granted outside of the syndicate.

SS. 2   SECURITIES

(1) The company has given or will give the following as security to the Deutsche Bank AG in Hamburg:

      a) Blanket assignment of trade receivables (contract 2.2.95/3.2.95), additional assignment trade receivable at "Zurich Kautions- und Kreditversicherungs-AG (contract dated 05.05.1998)

      b)    Inventories contained in the

            o     Bleckede warehouse

            o     Warehouse at HTS-Hamburger Trailer Spedition GmbH, Hamburg

            o Warehouse at Burgmer, Lager- & TransportService GmbH, Gelsenkirchen in Herten

      c) Positive/Negative Declaration for all remaining inventories of the company.

(2) If in the future one of the banks receives further collateral for the mentioned credits or credit lines (ss. 1) these are to be included in the syndicate contract.

(3) If one bank grants additional credits to the company and it receives additional collateral so consequently these are to be included in the syndicate contract. In case of salvage proceeds these are to serve as a matter of first priority for the direct repayment of the banks debt, outstanding.

(4) The company obligates itself not to offer assets as security to third parties before the banks are informed. This does not include customary extended title reservations to suppliers and based on the general pledges and security rights.

(5) Pledging of credit: The company pledges herewith the credit balance on the bank accounts (current and future) to the remaining banks (credit granting banks receiving the pledge). These lien rights are all ranked the same, nevertheless according to those banks holding the company's deposits are given priority over the lien rights. The pledges serve as collateral for all existing, future and conditional claims which the creditor - individually or jointly - including inland and foreign branches. The banks will provide information to each of them about their lien rights contained in this contract. The banks are allowed to make credit available up to the amount of the pledge limit exceeds the company's bank deposits.

SS. 3   PURPOSED COLLATERAL

(1) The collateral mentioned in the syndicate contract is for the banks' current, future and conditional claims (including all inland and foreign branches/affiliates) arising from this business relationship.

(2) If the company co-signs the liabilities of another customer of one of the banks (e.g., as guarantor) the collateral is only valid for the debt assumed subsequent to its due date and only if the company is simultaneously the principal.

SS. 4   BACK TRANSFER/COLLATERAL RELEASE

(1) If all claims are satisfied in accordance with ss. 3 the banks have to retransfer all unclaimed collaterallized assets to the company. This is not valid if the bank is obliged to transfer collateral or a probable profit to third parties (e.g. guarantor who has to satisfy one or several banks).

(2) The banks have to release the collateral of its choice, total or partial, on request if the realizable value of the collateral exceeds 110 % of the secured claims acc. to ss. 3. The value to be realized from the collateral is set in accordance with the individual collateral arrangements if not agreed upon separately in connection with the type of collateral involved.

(3) The agreements regarding collateral limits and release obligations in these agreements will be amended by the before mentioned agreements during the length of this contract.

SS. 5   TRUST AGREEMENT/ADMINISTRATION OF COLLATERAL

(1) The syndicate leader administrates the collateral included in this contract in a fiduciary manner for the remaining banks.

(2) The syndicate leader will send copies on request to the other banks for examination. In case of objections the other banks will inform the syndicate leader in order to achieve a consensual regulation.

(3) The syndicate leader and the respective banks do not guarantee the efficiency of the administrated collateral contracts and the respective account to cover the claims of the collateral banks. Every bank has to check the documents at its own responsibility and the inform the syndicate leader in case of doubts in order to achieve a consensual regulation. The syndicate leader will not guarantee for losses which occur in connection with the breach of duties taken over in the collateral contracts by the guarantors. The banks renounce all claims against the syndicate leader about possible legal faults of the collateral declarations.

(4) The banks give authorization to the syndicate leader to affect and accept all necessary declarations for the appointment, administration and exploitation of the collateral also in their names as well as to execute all necessary and useful actions. The syndicate leader will be released for all actions in connection with this contract from the restriction of ss. 181.

(5) The total or partial release of collateral requires the agreement of all banks involved. In connection with a release obligation in accordance with ss. 4 Abs. 2 only the agreement for the selected collateral in necessary.

(6) The syndicate leader will transfer the administration of the collateral only in accordance with the other banks to another trustee.

(7) If collateral is hold by another bank than the pool leader the aforementioned agreements are validated accordingly. In addition the syndicate leader has the right, but not the obligation, to execute all control and administration rights resulting from this contract.

SS. 6   EXPLOITATION

(1) The syndicate leader will make use of the collateral mentioned in ss. 2 in their own name but on account of the banks. As far as collateral are not held by the syndicate leader, these are not to be exploited in agreement with the syndicate leader, by the bank holding this collateral on behalf of the banks.

(2) The question of how and when to use collateral the banks decide consensual. In case of urgency the syndicate leader decides alone to its best judgment and then informs the remaining banks immediately.

(3) The syndicate leader and the banks will observe all conditions in this contract.

SS. 7   PAYMENT OF BALANCE

(1) The company will make use of the credit line - if possible-proportionally to the sums mentioned in ss. 1 Abs. 1.

(2) The banks commit themselves in irrevocable order of the company and also each other to bring the credit line in accordance with the proportions mentioned in ss. 1.1 in case of exploitation (ss. 6). Each bank has to settle its demands with amounts on other not appropriate accounts which are in line with the credit lines mentioned in ss.1.1 of this contract. Interests, fees and costs from the debt period (at its longest 3 months before due date) will be added to the respective claims, even if this exceeds the credit line mentioned in ss. 1.1. Charges from returns of debit notes and checks are also added to the respective claims. This is not valid in case of exceeding the credit lines mentioned in ss. 1.1. Discounted notes will only be accepted if they are not paid. Letters of credit and guarantee credits in the case that they are paid.

(3) The qualifying date for the payment of the debt balance is the completion of a decision according to ss. 6.2 phrase 1 or in case of urgency the earliest information of the other banks by the leading bank in connection with the valuation measures.

(4) If after the balance is executed the basis data are changed (e.g. balance of credits, payments etc.) the balance is to be calculated again.

(5) If a balance cannot be effected against the company or third parties the banks have the obligation to collect the balance on an intercompany basis.


SS. 8   DISPOSITION OF PROFIT

(1) The profit of the collateral sales are to be divided as follows:

      a) for the payment of costs, taxes and other expenditures occurring through the administration and sales of the collateral as well as the fee for the syndicate leader (ss.9)

      b) for the settlement of the claims of credit granting banks in accordance with ss.1.1 in the proportion of the credit after payment of balance (ss.7) not exceeding the credit lines mentioned in ss.1.1.

      c) for the settlement of the claims of banks of which the credit line is overrun - at the same proportion as the amount exceeded.

      d) for the settlement of claims of banks of additional credit (same proportion as the additional credit granted) not being netted with the sales of collateralized assets. (ss.2.3).

      e) for the settlement of other claims of banks in business relationship with the company (in the proportion of other claims).

(2) Discounted notes are considered to be paid if any party redeeming the note goes into bankruptcy; surety credits, promissory notes and letters of credit if payment is effected.

(3) If the amount of claims is not fixed at the time od the distribution profits these claims are to be settled at a later time between all banks involved when the claims are fixed (according to ss. Section 4).

(4)   The banks are allowed to change the allocations to themselves at any time.

(5) Proceeds which are not needed are to be forwarded to the company in case the banks are not obliged to transfer to third parties to satisfy claims of other banks.

SS. 9   COSTS, TAXES, FEES

(1) All costs incurring to the syndicate leading bank and to other banks holding collateral in connection with the valuation of the collateralized assets are to be paid by the company. In addition the syndicate leading bank receives and executive fee of DM 20,000 p.a. pro rata temporis on
      31.12.99 and 31.07.2000.

(2) As far as the costs and taxes are not paid by the company they are to be paid by the bank in the proportion of the credit lines mentioned in ss. 1.1.

SS. 10 INFORMATION

(1) The syndicate leading bank will inform the other banks about any developments. The banks will provide it also with necessary information.

(2) The banks will inform themselves mutually if they obtain informations about facts which endanger the repayment of the credit line mentioned in ss. 1.1.(2).

(3) Every bank has the obligation to inform the other banks on request about the claims against the company and the collateral covered by this contract.

(4) The company releases in so far the banks from the prescriptions of the confidentiality.

SS. 11 LIMITATION AND CANCELLATION


(1)   This syndicate contract is unlimited.

(2) Every bank has the right to cancel this contract at a delay of three months until the end of the calendar year. The delay starts at the moment the syndicate leading bank obtains the cancellation letter. If the leading bank cancels the contract the date of arriving of the cancellation letter at one of the other banks is valid. After the due date of the cancellation the respective bank is eliminated. The syndicate continues with the other banks.

(3) In case of cancellation according to ss. 2 the disposition of the collateral remains in the responsibility of the banks. The company has the obligation to assist in collateral transfer if this is legally necessary. On request a payment of the balance has to be effected even on request of one bank at the moment of elimination of the canceling bank in accordance with the regulations of ss. 7.

SS. 12 PLACE OF EXECUTION OF THIS CONTRACT, COURT OF JURISDICTION AND APPLICABLE
       LAW

(1) Hamburg is the place of fulfillment of the contract as well as the court of jurisdiction.

(2) This contract is subject to German Law.


SS. 13 CHANGES AND AMENDMENTS OF THE CONTRACT

Changes and amendments of this contract need the written form to become valid. This is also necessary for the renouncement of this demand. Other agreements are not made.

SS. 14 "SALVATORY"-CLAUSE

If any one or several of the conditions of this contract becomes invalid or not executable the validity of the other conditions are not impaired. The contract parts will substitute such invalid sections or unexecutable conditions by others which are the most similar. The same is necessary for items not directly covered by the contract.



Dates                                     Signatures


We take over the responsibility for all obligations of this contract especially the regulations of ss. 3, ss.7, ss. 9, and ss. 10 and explicitly pledge our claims against the respective syndicate banks in accordance with ss. 2.5.
We agree with this contract.



Date                                            Signature Haleko